UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

STRATUS PROPERTIES INC.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

863167201

(CUSIP Number)

Carl E. Berg

10050 Bandley Drive

Cupertino, California 95014

(408) 725-0700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 19, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), (f) or (g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 863167201

1	Name of reporting person I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Carl E. Berg
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds PF
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7	Sole voting power 1,405,000
	8	Shared voting power 0
	9	Sole dispositive power 1,405,000
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 1,405,000
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 17.4%
14	Type of reporting person IN

This Amendment No. 4 to Schedule 13D amends and supplements the Schedule 13D filed by Mr. Carl E. Berg (“Mr. Berg”) with the Securities and Exchange Commission on January 11, 2012 (the “Initial Schedule 13D”), as amended by Amendment No. 1 to Schedule 13D filed on January 12, 2012, Amendment No. 2 to Schedule 13D filed on February 26, 2015 and Amendment No. 3 to Schedule 13D filed on December 21, 2015 (the Initial Schedule 13D as so amended, the “Schedule 13D”), with respect to the shares of common stock, par value $0.01 per share (the “Common Stock”), of Stratus Properties Inc., a Delaware corporation (the “Company”). This Amendment No. 4 to the Schedule 13D is being filed to supplement the information in Item 4. “Purpose of Transaction” in the Schedule 13D solely in order to disclose particular actions taken by Mr. Berg or that Mr. Berg has indicated he intends to take in furtherance of certain of the purposes of his ownership of shares of the Common Stock that are described in such Item 4 in the Schedule 13D (the “Purposes”) and not to amend the Schedule 13D to reflect a change in the information previously disclosed in the Schedule 13D.

ITEM 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is amended to add the following information:

On December 19, 2015, in furtherance of the Purposes, in particular the stated purpose of submission of proposals regarding an extraordinary transaction, such as a merger, involving the Company (as contemplated by subsection (b) of Item 4 of Schedule 13D of the Securities and Exchange Commission), Mr. Berg emailed a combined letter (the “Combined Letter”) to Messrs. James E. Joseph and John G. Wenker, two individuals who the board of directors of the Company recently appointed to the board of directors of the Company. The Combined Letter primarily discusses aspects of Stratus’ operations and financial performance intended to inform Messrs. Joseph and Wenker of reasons behind Mr. Berg’s submission to the Company on December 8, 2015, of a shareholder proposal in accordance with Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the “Proposal”), and the background of the Proposal and to ensure that Messrs. Joseph and Wenker were informed about how, at least from Mr. Berg’s perspective, the Stratus Board and management have historically operated. The submission of the Proposal, including the accompanying support statement, to the Company was previously reported in Amendment No. 3 to the Schedule 13D.

A copy of the Combined Letter, including the attachments thereto, which include a copy of the shareholder proposal package submitted by Mr. Berg on December 8, 2015, is furnished herewith as Exhibit 1.

ITEM 7.	Material to be Filed as Exhibits.

Ex.	Document

1.	The email letter, dated December 19, 2015, including the attachments thereto, which include a copy of the Shareholder Proposal Package.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 30, 2015

REPORTING PERSON:

/s/ Carl E. Berg
Carl E. Berg

[Signature Page to Amendment No. 4 to Schedule 13D]

INDEX OF EXHIBITS

Ex.	Document

1.	The email letter, dated December 19, 2015, including the attachments thereto, which include a copy of the Shareholder Proposal Package.